Exhibit 24.2

April 25, 2019

Thomas A. Fanning and Melissa K. Caen

Mr. Fanning and Ms. Caen:

As an officer of The Southern Company, I hereby make, constitute, and appoint each of you my true and lawful Attorney (with full power of substitution) for me and in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission any appropriate post-effective amendment or amendments to the Company’s Registration Statement on Form S-3 (333-223242) relating to the issuance and sale of shares of the Company’s common stock pursuant to and in accordance with the Southern Investment Plan. I hereby authorize you or any of you to sign said post-effective amendment or amendments on my behalf as attorney-in-fact and to file the same as aforesaid.

Yours very truly,
/s/Andrew W. Evans
Andrew W. Evans Executive Vice President and Chief Financial Officer